Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Surf Air Mobility Inc. on Form S-4 of our report dated April 22, 2022, which includes an explanatory paragraph as to the Tuscan Holdings Corp. II’s ability to continue as a going concern, with respect to our audits of the financial statements of Tuscan Holdings Corp. II as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 24, 2022